SECURITI 05039736 SSION

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SEC FILE NUMBER
8 - 47754

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Electronic Trading Group, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway, Suite 1402
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry White (212) 729-5240
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 2005 WASH, D.C. 179

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Jeffrey S. Mester, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Electronic Trading Group, L.L.C., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

NOTARY PUBLIC
Gregg (...)
State of New York
No: 02GI6022092
Expires On 03/22/05

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELECTRONIC TRADING GROUP, L.L.C.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT
OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

ELECTRONIC TRADING GROUP, L.L.C. AND SUBSIDIARIES

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Electronic Trading Group, L.L.C.

We have audited the accompanying consolidated statement of financial condition of Electronic Trading Group, L.L.C. and Subsidiaries (collectively the "Company") as of December 31, 2004. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Electronic Trading Group, L.L.C. and Subsidiaries as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 10, 2005

ELECTRONIC TRADING GROUP, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS	
Cash	$ 473,920
Securities owned, at market	19,338,813
Property and equipment, net	720,127
Intangible asset, net of accumulated amortization of $132,714	1,194,436
Investments, at fair value	258,425
Due from clearing brokers	1,962,776
Notes receivable from members and employees	810,682
Prepaid expenses and deposits	434,533
	$ 25,193,712
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Payables to clearing brokers	$ 7,724,392
Securities sold, not yet purchased, at market	5,352,787
Accrued expenses and other liabilities	2,119,105
	15,196,284
Minority member interests in ETG Proprietary Trading, LLC and Hedge Fund Capital Partners, LLC	5,724,511
Members' equity	4,272,917
Total members' equity	9,997,428
	$ 25,193,712

See accompanying notes to consolidated financial statements.

1. Nature of operations

Electronic Trading Group, L.L.C. and Subsidiaries (collectively the "Company") are headquartered in New York City. Electronic Trading Group, L.L.C. ("ETG") was organized under the laws of the State of Illinois as a limited liability company. ETG is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers, Inc. (NASD). At December 31, 2004, ETG operates from 18 locations in 12 states.

ETG primarily engages in the trading of equities, equity options, and futures traded on U.S. exchanges. ETG's use of equity options and futures is limited primarily to hedging strategies. In addition, ETG provides brokerage services to individuals and introduces all customers' securities business to its clearing broker-dealers on a fully disclosed basis. ETG has a joint back office agreement with its clearing brokers.

ETG has two subsidiaries, ETG Proprietary Trading, LLC (ETG Prop.) and Hedge Fund Capital Partners, LLC (Hedge Fund Capital). ETG Prop. primarily engages in the trading of equities, equity options, and futures traded on U.S. exchanges for its proprietary accounts. Hedge Fund Capital engages in personalized service consulting for start-up hedge funds and provides brokerage service to individuals.

ETG Prop. and Hedge Fund Capital do not carry accounts for customers or perform custodial functions related to securities. Additionally, they clear their securities transactions on a fully disclosed basis through their clearing brokers.

ETG's member structure includes Class A interests (which includes "Member-Managers"), and Class C interests. The Member-Managers shall determine to what extent distributions of profits and capital shall be made to members.

2. Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of ETG, ETG Prop. and Hedge Fund Capital. All significant inter-company transactions and balances have been eliminated in consolidation.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related income and expenses are recorded on the trade-date basis.

Securities Owned and Securities Sold, Not Yet Purchased, at Market

All securities owned and securities sold, not yet purchased are valued at market and unrealized gains and losses are reflected in revenues.

Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses rather than as allocations of net income and are included in employee compensation and benefits on the statement of operations.

2. Summary of significant accounting policies (continued)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Straight-line
Office and other equipment	7 years	Straight-line
Computer hardware and software	3 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Intangible Asset

The intangible asset is a customer list that is being amortized over its estimated economic useful life of 15 years using the straight-line method. Amortization expense for the year ended December 31, 2004 was approximately $88,000. Estimated expected amortization for the five years subsequent to December 31, 2004 is approximately $88,000 per annum.

Investments, at Fair Value

Investments, at fair value primarily consist of limited partnership interests, which are recorded at fair value.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Since the Company is a limited liability company, it is not considered a taxable entity. Accordingly, the individual members report their respective share of the Company's income or loss on their income tax returns. The Company, however, is subject to the New York City Unincorporated Business Tax ("UBT") on its non-trading income generated in New York City and is also subject to the Illinois Replacement Tax.

Minority Interest

Minority interest represents the minority members' interests in the subsidiaries.

3. Securities owned and securities sold, not yet purchased, at market

Securities owned and securities sold, not yet purchased, consist of the following at December 31, 2004:

	Securities Owned	Securities Sold, Not Yet Purchased
Equities	$ 18,835,765	$ 5,346,034
Options	503,048	6,753
	$ 19,338,813	$ 5,352,787

4. Property and equipment

Property and equipment consist of the following at December 31, 2004:

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Furniture and fixtures	$ 439,935	$ 310,761	129,174
Office and other equipment	944,240	581,226	363,014
Computer hardware and software	450,082	270,655	179,427
Leasehold improvements	219,423	170,911	48,512
	$ 2,053,680	$ 1,333,553	$ 720,127

5. Notes receivable from members and employees

Notes receivable from members and employees consist of loans made to members and employees in the form of promissory notes. The notes are payable on demand with interest ranging between 6% - 10% per annum. The Company recorded interest income related to these receivables of approximately $50,000 for the year ended December 31, 2004.

6. Payables to clearing brokers

The payables to clearing brokers are collateralized by all Company-owned securities held by, or deposited with, the clearing brokers. Interest is based on the Federal Funds Rate plus the applicable spread, as defined in the clearing agreements.

7. Commitments and contingencies

At December 31, 2004, the Company is obligated under various lease agreements for office space. In addition to the base rent, certain of the leases provide for the Company to pay a proportionate share of operating costs and other expenses and are subject to escalation clauses based on the Consumer Price Index.

Future aggregate minimum annual rent payments under these leases are approximately as follows:

Year ending December 31,	
2005	$ 750,000
2006	707,000
2007	611,000
2008	538,000
2009	124,000
	$ 2,730,000

Rent expense for the year ended December 31, 2004 approximated $1,335,000.

In the normal course of business, the Company has been named as a defendant in a matter. Management of the Company believes that the resolution of this matter will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

8. Concentration of credit risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

9. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the due from and payables to clearing brokers are pursuant to these clearance agreements.

10. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

11. Net capital requirement

ETG is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, ETG's net capital (unconsolidated) was approximately $688,000, which was approximately $588,000 in excess of its minimum requirement of $100,000.